# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOBR Safe, Inc., CIK 0001425627
CUSIP: US8335923061
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 6400 S. FIDDLERS GREEN CIRCLE, 6400 S. FIDDLERS GREEN CIRCLE, GREENWOOD VILLAGE, Colorado (CO), 80111
Date of event which requires filing of this statement: 01/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042926-24-000007
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); sole voting power 460,000; shared voting power 0; sole dispositive power 460,000; shared dispositive power 0; aggregate amount beneficially owned 460,000 (19.6% of the class)

## Item 1. Issuer
Name of issuer: SOBR Safe, Inc.
Address of issuer's principal executive offices: 6400 S. FIDDLERS GREEN CIRCLE, 6400 S. FIDDLERS GREEN CIRCLE, GREENWOOD VILLAGE, COLORADO, 80111.

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 460000
Percent of class: 19.6
Sole power to vote or to direct the vote: 460000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 460000
Shared power to dispose or to direct the disposition: 0

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (01/15/2025)